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SEC FILE NUMBER
000-22999

CUSIP NUMBER
876287103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Tarragon Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
423 West 55th Street, 12th Floor

Address of Principal Executive Office (Street and Number)
New York, New York 10019

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On February 9, 2007, the Registrant filed with the Securities and Exchange Commission (the “SEC”), a preliminary proxy statement related to the proposed spin off of the Registrant’s home building and real estate development business.
     By letter dated March 9, 2007, the Staff of the SEC provided comments to the preliminary proxy statement. The Registrant’s management does not believe these comments will have a material effect on the Registrant’s financial position or results of operations. However, management determined that it should consider and respond to these comments in connection with the preparation of its Annual Report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”). Due to the timing of receipt of these comments, the information necessary to complete the Annual Report could not be assembled on a timely basis without unreasonable effort or expense to the Registrant in the ordinary course of its business.
     The Registrant presently expects to complete this review and file its Annual Report within the 15-day extension period provided under Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Erin D. Pickens	214	599-2261
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Registrant expects to report revenues of $544.9 million and net income of $9.8 million for the year ended December 31, 2006, compared to revenues of $595.1 million and net income of $88.5 million for year ended December 31, 2005. The Registrant expects to report diluted earnings per share of $0.31 for the year ended December 31, 2006, compared to diluted earnings per share of $2.93 for the year ended December 31, 2005. As previously reported in its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2006, the Registrant’s results of operations for these periods were adversely impacted principally due to increased competition and a slowdown in sales activity at its Florida condominium conversion projects, together with an increase in marketing costs and sales incentives for many of its condominium projects. These circumstances continued in the 2006 fourth quarter, impacting the Registrant’s results of operations for the full year ended December 31, 2006. The Registrant’s results for the year ended December 31, 2006 are preliminary and are subject to change.
     This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Registrant’s current expectations, estimates, forecasts and projections about the industries in which the Registrant operates, the Registrant’s beliefs, and assumptions that the Registrant has made based on the Registrant’s current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Registrant. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and/or variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, the Registrant does not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional information regarding factors that may affect the Registrant’s financial condition and results of operations, see the information included under “Item 1A. Risk Factors” in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

Tarragon Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2007	By:	/s/ ERIN D. PICKENS

		Name:	Erin D. Pickens
		Title:	Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).